Exhibit 99-1

18/11/2007
Ref: 2007-01-445657

The Securities Authority                         The Tel Aviv Stock Exchange Ltd.
www.isa.gov.il                                       www.tase.co.il

Immediate Report on distribution of a dividend
Article 37(a) of the Securities (Periodic and immediate reports) Regulations, 5730-1970

1.	We hereby report that on 18/11/2007, the Board of Directors of the corporation resolved to distribute a dividend.
2.	The amount of the dividend to be paid is NIS 380,388,594. The dividend represents 2,286,000.00% of the issued and paid up capital
3.	Com date : Ex date: Distribution date:	25/11/2007 26/11/2007 10/12/2007
4.	The tax to be withheld at source: 0% companies, 20% individuals.
5.	The balance of the corporation's retained earnings as defined in Section 302 of the Companies Law, 5759-1999, after the distribution which is the subject of this report, amounts to NIS 278,548,081.
6	The approval process for distribution of the dividend: Resolution of the Board of Directors of the Company.

7.	Security number	The amount of the dividend, in NIS, per share	Currency of payment	Exchange rate date
	649012	22.86	NIS	-----
	The amount of the dividend: NIS 380,388,594.
8.	Number of treasury shares of the corporation which are not entitled to payment of a dividend and in respect of which a letter of waiver of payment of a dividend must be submitted: 0.
9.
Options (non-marketable) (series B) (Security No. 6490304) – The exercise price in respect of each share will be reduced by a sum equal to the X-value, as defined in the Israeli Stock Exchange Trading Bylaws and in their concomitant directives.